Financial Performance

Canadian generally accepted accounting principles (“GAAP”) require the presentation of financial information in discrete segments. The Company views the contracts comprising the general fund, segregated funds and other funds under management as alternative offerings that are managed interdependently. The reason for this is that there are transfer options between the general fund and the segregated funds as a result of a policyholder’s ability to change investment options or products. Fee income for investment management and administrative services provided to segregated funds is recorded in the general fund.

As a result of similarities between general fund, segregated fund and mutual fund products from a business perspective and the many interdependencies, the Company measures certain key business indicators in aggregate. These key business indicators are:

(1)	Growth of total premiums and deposits; and

(2)	Growth in funds under management.

Taxes, levies and assessments are a significant component of Manulife Financial’s expenses. In addition to income and capital-based taxes, the Company is subject to other taxes, which are reported as part of the Company’s total expenses, including property and business taxes, premium taxes, employer payroll taxes, commodity and consumption taxes, and Canadian investment income taxes. Total taxes, levies and assessments, excluding income and certain capital-based taxes, which are recorded separately as income taxes in the Consolidated Statements of Operations, amounted to $324 million in 2003.

Consolidated Net Income

Manulife Financial reported record earnings in 2003 as shareholders’ net income increased by 12 per cent to $1,546 million compared to $1,378 million reported in 2002. The Company achieved its medium-term targets of 15 per cent growth in earnings per share and 16 per cent return on shareholders’ equity. Earnings per common share grew by 15 per cent to $3.33 from $2.90 in 2002 and the return on common shareholders’ equity for the year ended December 31, 2003 was 17.7 per cent compared to 16.2 per cent for 2002.

The increase in shareholders’ earnings was largely driven by the impact of exceptional equity markets, business growth, continued prudent management of expenses, together with very good claims experience in Japan and Canada. However, earnings were dampened by mortality experience in the United States that was modestly unfavourable compared to the very good experience of a year ago, and the $92 million negative impact of a strengthening Canadian dollar.

Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2003	2002	2001
Premium income	$10,540	$10,779	$10,247
Investment income	4,561	4,235	4,479
Other revenue	1,555	1,518	1,505

Total revenue	$16,656	$16,532	$16,231

Policy benefits	$10,478	$10,670	$10,826
General expenses	2,559	2,490	2,478
Commissions	1,280	1,207	1,133
Interest expense	253	243	257
Premium taxes	119	111	105
Non-controlling interest in subsidiaries	57	72	4
Trust preferred securities issued by subsidiaries	58	65	65

Total policy benefits and expenses	$14,804	$14,858	$14,868

Income before income taxes	$1,852	$1,674	$1,363
Income taxes	(316)	(304)	(196)

Net income	$1,536	$1,370	$1,167
Less: net income (loss) attributed to participating policyholders	(10)	(8)	8

Net income attributed to shareholders	$1,546	$1,378	$1,159

Preferred share dividends	7	–	–

Net income available to common shareholders	$1,539	$1,378	$1,159

Basic earnings per share	$3.33	$2.90	$2.40

MFC 2003 Annual Report

Premiums and Deposits

Premiums and deposits increased by four per cent to $30.7 billion in 2003 compared to $29.5 billion for the year ended December 31, 2002. Excluding the $2.4 billion negative impact of a stronger Canadian dollar, premiums and deposits increased by approximately 13 per cent.

Segregated fund deposits increased by six per cent to $17.7 billion in 2003 from $16.7 billion in 2002; however, on a constant currency basis, they increased by 17 per cent over the prior year. This increase was driven by record sales of 401(k) pension products in the United States, a 56 per cent increase in deposits from Canadian Division’s wealth management businesses and a fourfold increase in variable annuity sales in Japan.

General fund premiums were negatively impacted by a stronger Canadian dollar and decreased marginally to $10.5 billion in 2003 from $10.8 billion in 2002. Excluding the currency impact, general fund premiums increased approximately five per cent over the prior year. This increase reflects particularly strong growth in the universal life insurance business in the United States and growth in the Canadian insurance businesses. This increase was partially offset by a decline in Individual Wealth Management premiums in the United States, as the appreciation in equity markets attracted customers to segregated funds, and a decline in the block of policies acquired in Japan from Daihyaku in 2001. In addition, 2002 general fund premiums were buoyed by significant one-time premiums recorded in the Reinsurance Division.

Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2003	2002	2001
General fund premiums	$10,540	$10,779	$10,247
Segregated fund deposits	17,687	16,706	14,044
Mutual fund deposits	1,576	1,189	754
ASO premium equivalents	883	860	795

Total	$30,686	$29,534	$25,840

Investment Income

Investment income increased by eight per cent to $4.6 billion in 2003 from $4.2 billion in 2002. The favourable impact of robust equity markets, excellent credit experience and an increase in the average yield of fixed-income investments, was partially offset by the negative impact of a strengthened Canadian dollar. As at December 31, 2003, approximately 34 per cent of stocks supported the Company’s participating policies and the impact of an increase or decrease in investment income from these stocks is substantially offset by a change in actuarial liabilities. The remaining 66 per cent of stocks supported other actuarial liabilities and the Company’s capital. Investment income on these stocks impacts the Company’s net income over time.

Provisions against impaired assets were significantly offset by net recoveries in the mortgage portfolios and resulted in a current year net provision of $5 million, reflecting excellent credit experience. This compares to the establishment of $220 million in specific provisions in the second quarter of 2002 against certain investments in the telecommunications sector, partially offset by recoveries related to U.S. dollar-denominated bonds, including investments in Californian utilities. As a result of the aforementioned, the total investment yield for the Company increased to 6.50 per cent from 5.93 per cent in 2002.

Investment Income

For the years ended December 31
(Canadian $ in millions)	2003	2002	2001
Gross investment income	$3,991	$4,019	$3,962
Net provision for impaired assets	(5)	(197)	(99)
Amortization of net realized and unrealized gains	575	413	616

Total	$4,561	$4,235	$4,479

Yield	6.50%	5.93%	6.90%

Financial Performance

Other Revenue

Other revenue increased marginally to $1.6 billion in 2003. Fee income increased to $1.5 billion in 2003 from $1.4 billion a year ago. The impact of a higher average level of segregated fund assets under management, particularly in the U.S. Division wealth management business where average segregated fund assets increased by 20 per cent over the prior year, was significantly offset by the negative impact of a stronger Canadian dollar.

Policy Benefits and Expenses

Policy benefits decreased slightly to $10.5 billion in 2003 from $10.7 billion in 2002, primarily reflecting the impact of a stronger Canadian dollar. The decline in maturity and surrender payments was offset by a corresponding increase in the change in actuarial liabilities.

Policyholder dividends and experience rating refunds decreased by five per cent to $889 million in 2003 from $932 million in 2002. Excluding the impact of a stronger Canadian dollar, policyholder dividends and experience rating refunds increased by approximately four per cent, primarily due to continued growth in the cash value of participating policies.

General expenses increased marginally to $2.6 billion in 2003 from $2.5 billion a year ago. On a constant currency basis, general expenses increased by approximately nine per cent driven by higher variable costs related to increased business activity. In addition, in 2003 the Company incurred one time expenses associated with the Company’s proposed acquisition of Canada Life, recorded costs related to a planned move of its U.S. Division home office and began expensing stock-based compensation. Excluding these items and the variable costs related to sales growth, expenses were up by one per cent on a constant currency basis. Commissions increased by six per cent in 2003, primarily due to increases in new business activity in the United States, Canada, and Japan.

Interest expense increased by four per cent to $253 million in 2003 from $243 million in 2002, primarily due to the growth in Manulife Bank’s customer deposits. Premium taxes increased by seven per cent to $119 million from $111 million in 2002 due to an increase in taxable premiums.

Income taxes increased to $316 million in 2003 from $304 million in 2002. The Company’s 2003 provision for income taxes of $316 million is comprised of $114 million of current taxes and $202 million of future taxes. The increase in the income tax expense is consistent with the increase in earnings and reflects the mix of earnings derived in tax jurisdictions with differing income tax rates and regulations.

Funds Under Management

Funds under management increased by seven per cent to $156.7 billion in 2003 from $146.2 billion in 2002, despite a $18.8 billion negative impact of a stronger Canadian dollar. General fund assets decreased by $3.7 billion to $77.5 billion as at December 31, 2003 from $81.2 billion as at December 31, 2002 as business growth was more than offset by an $8.3 billion decline due to the stronger Canadian dollar.

Segregated fund assets increased by 21 per cent to $71.5 billion as at December 31, 2003 from $58.8 billion as at December 31, 2002. The impact of excellent North American and Hong Kong equity markets, together with strong net deposits of U.S. 401(k) and annuity products in the United States and positive net segregated fund cash flows in Canada were partially offset by a $10.1 billion reduction caused by a strengthened Canadian dollar.

Funds Under Management

As at December 31
(Canadian $ in millions)	2003	2002	2001
General fund	$77,516	$81,195	$78,613
Segregated funds	71,464	58,831	59,206
Mutual and other managed funds	7,695	6,149	4,363

Total	$156,675	$146,175	$142,182

Other managed funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Segregated fund assets, mutual fund assets and other managed funds are not available to satisfy the liabilities of the Company’s general fund.

MFC 2003 Annual Report

Differences Between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for actuarial liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 17 to the consolidated financial statements.

Differences Between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong GAAP.

In Hong Kong, there are no accounting standards specific to life insurance companies; consequently, companies have more discretion in selecting appropriate accounting principles to prepare financial statements. The Canadian GAAP requirements for life insurance enterprises used by the Company in relation to non-invested assets and non-actuarial liabilities are generally considered acceptable within the Hong Kong accounting framework. Under Hong Kong GAAP, invested assets are carried at market value as compared to Canadian GAAP where stocks are carried on a moving average market basis and fixed interest investments are held at amortized cost. The computation of actuarial liabilities in Hong Kong is governed by the requirements of the Hong Kong Insurance Authority. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with Canadian GAAP.

The Hong Kong Insurance Authority requires that insurance companies meet minimum solvency requirements. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual regulatory return, with the minimum solvency margin required in Hong Kong. As at December 31, 2003, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required in Hong Kong.

Financial Performance

U.S. Division

U.S. Division provides insurance and wealth management products and services to select markets. The Division’s Insurance operation focuses on the sale of life insurance products to high net-worth individuals. Wealth management offerings include Group Pensions and Individual Wealth Management products. Group Pensions operations mainly provide 401(k) plans to small and medium-sized businesses and mutual fund offerings to medium-sized organizations. Individual Wealth Management operations offer variable annuities, College Savings 529 plans and personalized Private Account investment products primarily to middle- and upper-income individuals.

In 2003, U.S. Division contributed 29 per cent of the Company’s shareholders’ net income, 57 per cent of total premiums and deposits and as at December 31, 2003, accounted for 50 per cent of the Company’s funds under management.

Financial Performance

U.S. Division’s net income was $455 million in 2003 compared to $471 million in 2002. On a U.S. dollar basis, 2003 earnings increased nine per cent due to the impact of improved equity market performance in all business units, ongoing business growth, and continued tight management of fixed expenses. The increase in earnings was partially offset by mortality experience that was modestly unfavourable in 2003 compared to the very good experience in 2002, and by higher new business strain. Growth in earnings was unfavourably impacted by the weakened U.S. dollar.

The following Summary Statements of Operations present U.S. Division results on both a Canadian dollar and U.S. dollar basis.

Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2003	2002	2001	2003	2002	2001
Premium income	$3,473	$3,555	$3,836	$2,472	$2,264	$2,475
Investment income	1,746	1,773	1,942	1,247	1,129	1,254
Other revenue	1,022	998	939	733	636	606

Total revenue	$6,241	$6,326	$6,717	$4,452	$4,029	$4,335

Policyholder benefits	$3,994	$4,155	$4,697	$2,841	$2,646	$3,031
General expenses	897	856	830	643	544	536
Commissions	658	620	572	471	395	369
Other	61	62	94	44	40	61

Total policyholder benefits and expenses	$5,610	$5,693	$6,193	$3,999	$3,625	$3,997

Income before income taxes	$631	$633	$524	$453	$404	$338
Income taxes	(176)	(162)	(151)	(127)	(103)	(97)

Net income attributed to shareholders	$455	$471	$373	$326	$301	$241

Premiums and Deposits

Premiums and deposits of $17.5 billion in 2003 remained relatively unchanged compared to 2002; however, they increased by 10 per cent over the prior year on a U.S. dollar basis. This growth reflects U.S. Division’s diverse distribution capabilities, innovative product designs and superior customer service. Premiums grew by nine per cent in 2003, largely driven by extremely strong growth in the universal life insurance business. This growth was dampened by a decline in Individual Wealth Management premiums, as increasing equity markets attracted customers to segregated funds. Segregated fund deposits increased by 11 per cent over 2002. Deposits from 401(k) business reached record levels in 2003, growing by 12 per cent as a result of in force participant growth. Variable annuity deposits increased by 11 per cent mainly due to increased investor confidence and the new Scudder Investments distribution relationship.

MFC 2003 Annual Report

The following premiums and deposits table presents U.S. Division results on both a Canadian dollar and U.S. dollar basis.

Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2003	2002	2001	2003	2002	2001
Premiums	$3,473	$3,555	$3,836	$2,472	$2,264	$2,475
Segregated fund deposits	14,014	14,229	11,790	10,025	9,058	7,615

Total premiums and deposits	$17,487	$17,784	$15,626	$12,497	$11,322	$10,090

Funds Under Management

Funds under management of $79.0 billion grew by seven per cent over 2002 and by 31 per cent on a U.S. dollar basis. Funds under management significantly exceeded 2002 levels as a result of strong growth in segregated funds. Segregated funds under management grew by 46 per cent due to the impact of improved equity markets and strong 401(k) and variable annuity net policyholder cashflows. General fund assets increased by four per cent in 2003, resulting from strong universal life sales, partially offset by the scheduled transfer of variable annuity dollar-cost-averaging assets to segregated funds.

The following funds under management table presents U.S. Division results on both a Canadian dollar and U.S. dollar basis.

Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2003	2002	2001	2003	2002	2001
General fund	$22,756	$26,790	$26,731	$17,607	$16,960	$16,781
Segregated funds	56,242	47,189	47,975	43,518	29,874	30,116

Total funds under management	$78,998	$73,979	$74,706	$61,125	$46,834	$46,897

Moving Forward

U.S. Division remains focused on developing and maintaining strong distribution relationships, providing innovative products and offering excellent customer service. In 2004, U.S. Division will continue to expand and build on these strengths.

Product developments in 2004 will include enhancing Insurance’s highly successful universal life portfolio. The launch of a new survivorship universal life product will build on the market leading position of Insurance in this product line. To support sales growth in the core brokerage market, Insurance will also pursue select new product lines which leverage its core competencies in product development, distribution and underwriting. In 2004, Group Pensions will focus on enhancements to two major initiatives launched in 2003 – the Manulife Retirement Select mutual fund product and programs aimed at building the loyalty of plan participants. Effort will also be directed at capturing more of the emerging retiree market by providing opportunities for pension participants to roll their funds into other Manulife products at the time of employment termination or retirement. Individual Wealth Management will refresh its various product lines in 2004. The variable annuity product line will offer innovative features that build on the guaranteed minimum withdrawal benefit and enhanced death benefit riders that were both launched late in the fourth quarter of 2003 and, at the same time, will continue to manage the risk profile of this business. Individual Wealth Management initiatives will also include new Private Account portfolios and investment manager options, as well as additional 529 plan features.

Distribution and service developments in 2004 will include continued investment by Insurance to strengthen relationships with key distribution partners, and additional investment in underwriting to maintain a competitive advantage in the advanced age market. In addition, enhancements to new business and sales compensation systems aimed at improving the efficiency and quality of service to Insurance’s broad based multi-channel distribution network are also planned. In 2004, Group Pensions will focus distribution efforts on expanding its broker-dealer network while continuing to enhance relationships with Third Party Administrators. Increasing Field Office effectiveness and

Financial Performance

focusing on national marketing campaigns will increase Group Pensions’ sales capacity, while further automation will be directed at Plan Sponsors. Individual Wealth Management distribution initiatives in 2004 will include expansion of the Manulife Wood Logan network, further development of the Scudder Investments relationship, continued exploration of new distribution channels, and the pursuit of additional broker-dealer distribution agreements. Service initiatives in Individual Wealth Management will be focused on expanding automated variable annuity processing capabilities with broker-dealer back offices, 529 plan enhancements to both the financial consultant website and electronic communications, and augmented Private Account web-based functionality and continued product education.

The proposed merger of Manulife Financial and John Hancock will provide the U.S. Division with a unique strategic opportunity. In addition to improving operational efficiency, the merger will dramatically diversify the U.S. Division’s product portfolio, enabling clients to access John Hancock products that are highly complementary with those offered by Manulife. John Hancock offerings include fixed annuities, long-term care insurance and institutional GIC products, as well as the full spectrum of John Hancock mutual fund offerings. U.S. Division’s distribution capabilities will be significantly expanded, with additional distribution opportunities available from John Hancock’s strong career agency force, bank distribution capabilities, and strong relationships with mutual fund broker-dealers and long-term care brokerage firms.

MFC 2003 Annual Report

Canadian Division

Canadian Division is one of the leading life insurance-based financial services organizations in Canada. Its individual wealth management product offerings include variable and fixed annuities, individual investment and banking products and mutual funds. Individual life insurance products are aimed at middle- and upper-income individuals and business owners. Insurance products are also directly marketed to members of professional, alumni, retiree and other associations and to the customers of financial and retail institutions. Group life, health and pension products and services are marketed to Canadian employers.

In 2003, the Canadian Division contributed 32 per cent to the Company’s shareholders’ net income, 23 per cent of total premiums and deposits and, as at December 31, 2003, accounted for 25 per cent of the Company’s funds under management.

Financial Performance

Canadian Division’s shareholder net income increased by 32 per cent to $497 million in 2003 from $378 million in 2002. All businesses showed significant shareholder earnings growth year over year, with Individual Wealth Management improving by 64 per cent, Group Business up 31 per cent, and Individual Insurance increasing by 13 per cent over 2002. Favorable claims experience in all lines, strong investment returns and organic growth across the Division drove the increase in earnings.

Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2003	2002	2001
Premium income	$3,516	$3,191	$2,924
Investment income	1,896	1,629	1,617
Other revenue	290	287	287

Total revenue	$5,702	$5,107	$4,828

Policyholder benefits	$3,863	$3,581	$3,418
General expenses	748	679	654
Commissions	291	260	238
Other	147	115	101

Total policyholder benefits and expenses	$5,049	$4,635	$4,411

Income before income taxes	$653	$472	$417
Income taxes	(158)	(104)	(82)

Net income	$495	$368	$335
Loss attributed to participating policyholders	2	10	4

Net income attributed to shareholders	$497	$378	$339

Premiums and Deposits

Premiums and deposits of $7.1 billion increased by $1.1 billion or 19 per cent from $6.0 billion in 2002, driven by growth from all businesses. Group Pensions experienced a 70 per cent increase from a year ago, while improving consumer confidence in equity markets helped increase segregated fund deposits by 55 per cent. Sales of long-term and MIX mutual funds were also very strong, increasing $156 million or 40 per cent from 2002. This increase was partially offset by a decline in money market fund sales, which left an overall increase of 14 per cent in mutual fund deposits. Premiums were up 10 per cent over 2002, with all businesses showing good growth.

Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2003	2002	2001
Premiums	$3,516	$3,191	$2,924
Segregated fund deposits	1,993	1,283	1,190
Mutual fund deposits	748	657	527
ASO premium equivalents	883	860	795

Total premiums and deposits	$7,140	$5,991	$5,436

Financial Performance

Funds Under Management

Funds under management as at December 31, 2003 were $39.9 billion, an increase of $5.8 billion, or 17 per cent over the $34.1 billion reported in 2002. Improving equity markets and very significant organic growth in all businesses contributed to this increase. Manulife Bank had a very successful year with a 72 per cent increase in loan volumes over 2002, driven by sales of both Manulife One and leveraged loans.

Funds Under Management

As at December 31
(Canadian $ in millions)	2003	2002	2001
General fund	$27,480	$24,235	$23,012
Segregated funds	10,702	8,577	9,279
Mutual funds	1,739	1,324	1,313

Total funds under management	$39,921	$34,136	$33,604

Moving Forward

Canadian Division’s vision is to be the premier life insurance-based financial services organization in Canada with a reputation in the market for innovative products, excellent service, and professional value-added advice that meets the unique needs of customers.

In 2004, the Division will continue to improve its innovative product line by enhancing products in individual and group insurance, as well as wealth management. In Individual Insurance, product enhancements to its Security Universal Life product will provide a simplified Universal Life product for the Canadian market. In early 2004, Group Benefits will launch two new products into the Corporate Accounts market place. Flex Admin is a new product that will allow Manulife to administer flex benefit plans. These are plans where clients can pick and choose the most appropriate insurance levels, and combinations on a member-by-member basis. Group Benefits will also launch an integrated disability management product that allows employers to proactively manage employee absenteeism. Individual Wealth Management will be developing and launching an integrated wrap product that offers multiple investment types in a single contract. This product will appeal to the private client market. There are also other innovative Mutual Fund products currently being developed.

Distribution excellence is a key component of providing excellent service and professional value-added advice. Manulife’s strategy is to ensure that each of its distribution channels is serviced in an appropriate manner and also ensure that the Company maintains a multi-channel presence, in order to minimize its risk and maximize its growth opportunities. In 2003, Canadian Division made a significant strategic investment in supporting the Managing General Agent channel. This has proven to be successful and further investment in this area will continue through 2004. This investment realignment of our distribution channels has also allowed Manulife to better meet the needs of its Independent Agent channel. This strategy of adapting to the needs of the specific channel is what the Division has very successfully achieved with its National Accounts. In 2003, the Group Benefits and Group Pensions businesses have been very successful in developing quality relationships with key consultants and distribution organizations. In 2004, Canadian Division will continue to strengthen existing relationships, as well as develop new partnerships.

MFC 2003 Annual Report

Providing excellent service to both advisors and customers means that the Canadian Division must constantly evaluate and invest in new technologies. In 2004, all new Group Benefits Corporate Accounts clients will have their business administered on a new administration system. This new system improves all aspects of the client administration process, including the introduction of real time updating of customer administration records. Conversion of existing business will begin early in 2004 and is expected to be completed before the end of the year. In Individual Insurance, service enhancements will improve the ease with which advisors can service their clients and will differentiate Manulife in the market. As well, Ez-app, a short-form Web-based application for life insurance advisors will speed up the application process. Advisors will no longer need to ask for medical information as in-house tele-underwriters will call customers to collect that information and pass the completed application on to underwriters for faster processing. Plans are also underway to expand the Automatic Workflow Distribution system, currently being used by Individual Wealth Management, to the Individual Insurance business unit. This technology uses imaging and workflow queuing to improve workflow design, increase productivity and facilitate remote working arrangements.

The planned merger with John Hancock will result in the addition of Maritime Life to Manulife’s Canadian Operations and will place the combined company in a leadership position in most of our Canadian businesses. The Canadian Division will be able to improve operational efficiency as a result of the increased scale in all of its businesses. In addition, the Division’s distribution networks will be expanded and the availability of product offerings to customers will be broadened as new products become available following the merger.

Financial Performance

Asian Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China (Shanghai, Guangzhou and most recently Beijing) and Vietnam. Asian Division provides a wide range of insurance and wealth management products including individual and group life and health insurance and pension and mutual funds.

In 2003, Asian Division contributed 21 per cent to the Company’s shareholders’ net income, 11 per cent of total premiums and deposits and as at December 31, 2003, accounted for nine per cent of the Company’s funds under management. Hong Kong continues to be Asian Division’s largest operation, accounting for almost 68 per cent of the Division’s premiums and deposits in 2003.

Financial Performance

Asian Division’s shareholder net income increased by 24 per cent to $319 million in 2003 from $257 million in 2002. On a U.S. dollar basis, shareholder net income increased by 40 per cent. This significant increase reflected business growth across all units in the Division, particularly in Hong Kong, as well as higher fee income from the administration of a growing Mandatory Provident Fund business in Hong Kong and mutual fund business in Indonesia. This growth was driven by the continuous expansion of the agency force, which increased 17 per cent to 21,730 agents as at December 31, 2003 despite the outbreak of SARS and the ensuing challenging business environment. Product initiatives, such as the launch of the Retirement Income and Single Premium Whole Life savings products in Hong Kong, Participating Pension & Education plans in the Philippines and the new Single Premium Unit-linked products in Singapore and Taiwan also supported this strong growth. In addition, 2003 earnings included a one-time gain resulting from a regulatory approved restructuring of the Company’s accounts in Singapore. Assets associated with non-participating policies, previously held in the participating fund, were transferred to a non-participating fund.

The following Summary Statements of Operations present Asian Division results on both a Canadian dollar and U.S. dollar basis.

Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(In $ millions)	2003	2002	2001	2003	2002	2001
Premium income	$1,583	$1,519	$1,347	$1,134	$968	$870
Investment income	342	334	333	245	213	215
Other revenue	133	114	94	96	72	60

Total revenue	$2,058	$1,967	$1,774	$1,475	$1,253	$1,145

Policy benefits	$1,103	$1,033	$956	$790	$658	$618
General expenses	379	418	382	271	266	246
Commissions	192	197	183	138	126	118
Other	56	54	57	40	34	37

Total policy benefits and expenses	$1,730	$1,702	$1,578	$1,239	$1,084	$1,019

Income before income taxes	$328	$265	$196	$236	$169	$126
Income taxes	(17)	(6)	1	(12)	(4)	1

Net income	$311	$259	$197	$224	$165	$127
Less: net income (loss) attributed to participating policyholders	(8)	2	12	(6)	1	8

Net income attributed to shareholders	$319	$257	$185	$230	$164	$119

MFC 2003 Annual Report

Premiums and Deposits

Premiums and deposits increased by 11 per cent to $3.4 billion in 2003 from $3.1 billion in 2002. On a U.S. dollar basis, premiums and deposits increased by 25 per cent. This increase was driven by strong growth in mutual fund deposits in Hong Kong and Indonesia as well as by growth in the insurance businesses across the Division. Mutual fund deposits grew by more than 50 per cent in 2003, primarily attributable to solid returns in Hong Kong’s China Value Fund and continued business growth in Indonesia. In Hong Kong, growth in pension deposits, while higher than 2002 levels, was dampened by an unfavorable economic climate.

The following premiums and deposits table presents Asian Division results on both a Canadian dollar and U.S. dollar basis.

Premiums and Deposits

For the years ended December 31	Canadian $			U.S. $
(In $ millions)	2003	2002	2001	2003	2002	2001
Premiums	$1,583	$1,519	$1,347	$1,134	$968	$870
Segregated fund deposits	1,013	1,024	1,063	726	652	688
Mutual fund deposits	828	532	227	598	340	145

Total premiums and deposits	$3,424	$3,075	$2,637	$2,458	$1,960	$1,703

Funds Under Management

Funds under management increased by 16 per cent to $13.4 billion in 2003 from $11.5 billion in 2002. On a U.S. dollar basis, funds under management increased by 42 per cent, primarily due to increases in Hong Kong and Indonesia. Growth in Hong Kong reflected increased business volumes in the Insurance and Mandatory Provident Fund businesses as well as higher mutual fund sales and an increase in institutional funds managed by Manulife Asset Management, while growth in Indonesia was driven by higher mutual fund deposits. General fund assets increased 21 per cent from 2002, driven by business growth across the region. Segregated fund assets increased by 67 per cent primarily due to Mandatory Provident Fund deposits in Hong Kong and stronger equity markets.

The following funds under management table presents Asian Division results on both a Canadian dollar and U.S. dollar basis.

Funds Under Management

As at December 31	Canadian $			U.S. $
(In $ millions)	2003	2002	2001	2003	2002	2001
General fund	$6,435	$6,476	$5,361	$4,979	$4,100	$3,365
Segregated funds	3,420	2,497	1,865	2,646	1,580	1,171
Mutual and other managed funds	3,568	2,561	977	2,760	1,620	700

Total funds under management	$13,423	$11,534	$8,203	$10,385	$7,300	$5,236

Moving Forward

Asian Division’s vision is to develop significant professional life insurance businesses in each of the territories in which it operates. The Division’s strategy combines rapid expansion of the career agency force with disciplined geographic and business line expansion. Best practices related to agency, product and systems development are driven regionally.

The career agency force will remain the primary distribution channel in the region. The Division will continue to expand its career agency force while focusing on the professional delivery of services through division-wide initiatives such as the development of, and training in, Agency Best Practices and the establishment of the Manulife University. The agency force has grown rapidly in recent years to almost 22,000 agents at the end of 2003. The Manulife University is one key program to assist in the development of the skills needed to manage the sizeable agency force.

Financial Performance

The Division will continue to leverage technology to improve efficiency and enhance customer service. The implementation of the Customer Administration System (CAS) in all territories provides a common platform, allowing systems development to be shared across the region. Similarly, a common platform of Internet sales support applications is being rolled out across the region, led by Hong Kong.

In 2003, strong mutual fund deposits in Hong Kong and Indonesia contributed to business growth. In 2004, a major focus of the Division’s business strategy will be to leverage the success of its wealth management products by broadening product offerings and enhancing distribution capabilities. Initiatives include the launch of new and enhanced investment-linked products across the Division and continued focus on developing product riders to meet changing customer needs. In addition, the Division will develop new life insurance products targeting different market segments, including the pre-retirement and juvenile markets in Hong Kong and the overseas workers market in the Philippines.

In China, the Company received regulatory approval during 2003 for the establishment of a new branch in the capital city of Beijing. A standardized model for branch expansion has been developed which will be first applied to Beijing. In 2004, the Division plans to leverage its successful operation in Shanghai by applying to establish new branches in various satellite cities in the area. These offices will draw on Shanghai for administrative and sales support. As the Guangzhou and Beijing operations become more established, they too will become regional centers around which new branches will be developed.

In 2003, Asian Division’s business expansion included two acquisitions in Indonesia and one in the Philippines. In 2004, the Division will continue to actively pursue further opportunities to acquire and expand its businesses in the region. The planned merger with John Hancock will add to the Company’s market position across Asia, doubling the scale in Singapore, enhancing operations in Indonesia and the Philippines, and providing entry into Malaysia and Thailand.

MFC 2003 Annual Report

Japan Division

Japan Division provides insurance and wealth management products to one of the largest insurance markets in the world, a market that currently suffers from limited product choice. For insurance products, the Division focuses on developing universal life product concepts tailored to meet the needs of two key market segments – middle- to upper-income individuals and their families, and small and medium-sized businesses. Wealth management products contribute to the overall product strategy for these two segments and provide the opportunity to expand bank and stockbroker distribution channels. The Division’s universal life product, ManuFlex, one of the first of its type in Japan, and variable annuity products, leverage the Company’s expertise with these types of products in North America.

In 2003, Japan Division contributed seven per cent to the Company’s shareholders’ net income, six per cent of premiums and deposits and as at December 31, 2003, accounted for seven per cent of the Company’s funds under management.

Financial Performance

Japan Division’s net income decreased by $5 million to $106 million in 2003, down from $111 million in 2002. Noticeable improvements in investment returns, claims and lapse experience, and expense reductions generated by field office restructuring and other cost saving initiatives, were more than offset by the continued but moderating decline of the block of policies acquired from Daihyaku.

Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2003	2002	2001
Premium income	$1,232	$1,451	$1,349
Investment income	160	81	114
Other revenue	34	34	25

Total revenue	$1,426	$1,566	$1,488

Policyholder benefits	$795	$875	$787
General expenses	384	428	436
Commissions	110	92	96
Other	8	8	2

Total policyholder benefits and expenses	$1,297	$1,403	$1,321

Income before income taxes	$129	$163	$167
Income taxes	(23)	(52)	(47)

Net income attributed to shareholders	$106	$111	$120

Premiums and Deposits

Premiums and deposits increased by 17 per cent to $1.9 billion for the year ended December 31, 2003. This increase reflected higher variable annuity premiums generated through the bank distribution channel and Nikko Cordial Securities. Universal life premiums also increased, due in part to an eight per cent increase in the number of sales agents to 3,551 as at December 31, 2003 and the successful launch of ManuMed, a new universal life product offering medical insurance coverage. The growth in universal life premiums, however, was more than offset by the planned discontinuance of traditional product sales in 2003 and lower renewal premiums from the policies acquired from Daihyaku.

Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2003	2002	2001
Premiums	$1,232	$1,451	$1,349
Segregated fund deposits (1)	667	170	1

Total premiums and deposits	$1,899	$1,621	$1,350

(1)	Segregated fund deposits for the year ended December 31, 2003 excluded $33 million (2002- $319 million) of net seed capital.

Financial Performance

Funds Under Management

Funds under management decreased by $2.1 billion to $11.6 billion as at December 31, 2003 from $13.7 billion as at December 31, 2002. Higher net policyholder cash flows from sales of variable annuity and universal life products were more than offset by the depreciation of the Japanese yen and a decrease in funds related to the block of policies acquired from Daihyaku.

Funds Under Management

As at December 31
(Canadian $ in millions)	2003	2002	2001
General fund	$10,458	$13,153	$13,726
Segregated funds (1)	1,100	568	87

Total funds under management	$11,558	$13,721	$13,813

(1)	Segregated funds under management as at December 31, 2003 included $215 million (2002- $317 million) of seed capital.

Moving Forward

There has been significant improvement in the Japanese economy in 2003. Efforts of the Government and the Bank of Japan to stimulate an export-led recovery have contributed to economic growth. Additionally, there have been substantial improvements in equity markets and interest rates during the year. While developments in 2003 have been encouraging, deflationary factors remain, contributing to a cautious outlook for further economic growth in the short- to medium-term.

The total market for traditional life insurance is expected to continue to decrease over time. Offsetting this, however, are high growth expectations for new product segments including universal life, variable annuity, interest-sensitive insurance products, and sickness and medical insurance products. The Division aims to be a product leader in these market segments.

In line with this objective and in recognition of the declining market for traditional life insurance, the Division’s traditional product line was closed to new business in 2003, allowing for a strategic focus on universal life and variable annuity products. In 2004, the Division will launch enhancements to its suite of universal life products and offer a broader array of flexible options to meet changing consumer demand. Additional enhancements will also be introduced for variable annuity products to expand target markets and support continued sales growth.

Increasing the size and enhancing the professionalism and efficiency of the Division’s distribution channels remains a key priority. Building on recruiting successes in 2003, the sales agent distribution force will be expanded and strengthened through ongoing, active recruitment and training.

On January 26, 2004, Japan Division entered into a significant strategic alliance with The Bank of Tokyo-Mitsubishi, continuing the development and expansion of the Division’s presence in the bank and stockbroker distribution channels. The initial phase of this alliance will involve the launch of a range of customized variable annuities through The Bank of Tokyo-Mitsubishi branch network beginning in April 2004. This alliance is expected to facilitate further sales growth of the Division’s variable annuity products.

During the year, the Division maintained a high level of customer service and improved its operational efficiency. In 2004, the Division will further its 2003 successes by continuing to leverage technology investments and pursuing additional opportunities to streamline operational processes. These efforts will generate cost savings and, at the same time, enhance service to customers and agents.

MFC 2003 Annual Report

Reinsurance Division

Established in 1984, Reinsurance Division has grown to be one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from reinsurers. Manulife’s innovative products generate customer interest worldwide, with business written in North America, Europe, and Asia. Through offices in Canada, the United States, Germany and Barbados, the Reinsurance Division provides customer-focused solutions through the following lines of business:

•	Life (offering retrocession of traditional life mortality risk as well as specialized coverages such as structured/non-traditional solutions);

•	Property and Casualty (offering traditional property catastrophe and aviation as well as specialized non-traditional retrocession for property and casualty reinsurers); and

•	Long Term Care which was recently launched (offering turnkey solutions and reinsurance support to direct writers of long term care insurance).

In 2003, Reinsurance Division contributed 14 per cent to the Company’s shareholders’ net income, two per cent of premiums and deposits and as at December 31, 2003, accounted for two per cent of the Company’s funds under management.

Financial Performance

Reinsurance Division’s net income increased to $216 million in 2003 from $184 million in 2002. Growth in earnings was unfavourably impacted by the weakened U.S. dollar. On a U.S. dollar basis, earnings increased by 32 per cent reflecting favourable mortality experience on Life Reinsurance, improved equity market performance and higher earnings in the Property and Casualty line.

The following Statements of Operations present Reinsurance Division results on both a Canadian dollar and U.S. dollar basis.

Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(In $ millions)	2003	2002	2001	2003	2002	2001
Premium income	$736	$1,063	$791	$527	$678	$511
Investment income	222	226	231	159	144	149
Other revenue	45	43	38	32	27	25

Total revenue	$1,003	$1,332	$1,060	$718	$849	$685

Policyholder benefits	$642	$1,003	$963	$459	$640	$622
General expenses	43	45	40	32	28	26
Commissions	29	38	44	20	24	29
Other	10	8	11	7	5	7

Total policyholder benefits and expenses	$724	$1,094	$1,058	$518	$697	$684

Income before income taxes	$279	$238	$2	$200	$152	$1
Income taxes	(63)	(54)	46	(45)	(35)	30

Net income attributed to shareholders	$216	$184	$48	$155	$117	$31

Financial Performance

Premium Income

Premium income declined to $736 million in 2003 from $1.1 billion in 2002. On a U.S. dollar basis, premiums decreased by 22 per cent to $527 million in 2003 from $678 million a year ago. Life Reinsurance premiums decreased marginally, reflecting one-time premiums recorded in 2002. Property and Casualty Reinsurance premiums decreased considerably in 2003 as a result of significant one-time premiums recorded in 2002.

The premiums table presents Reinsurance Division results on both a Canadian dollar and U.S. dollar basis.

Premiums

For the years ended December 31	Canadian $			U.S. $
(In $ millions)	2003	2002	2001	2003	2002	2001
Life reinsurance	$454	$519	$542	$325	$331	$350
Property and Casualty reinsurance	282	544	249	202	347	161

Total premiums	$736	$1,063	$791	$527	$678	$511

Moving Forward

In 2004, Reinsurance Division will continue to pursue opportunities to expand existing relationships with key business partners as well as developing new associations. Risk management remains a key priority for the Division, with a focus both on ensuring appropriate product pricing for new business and monitoring and managing the performance of the in force block. The Division will continue to leverage its technical expertise and provide innovative solutions to meet the needs of its customers.

Reinsurance Division will seek to maintain its leadership position within the markets served by Life Reinsurance. Increased capital constraints within the life insurance and reinsurance industries continue to provide opportunities for both traditional and non-traditional solutions. The Property and Casualty line is expecting to continue to grow, taking advantage of the current hard market for property and casualty retrocession support that has resulted in improved terms and rates. In Long Term Care Reinsurance, the Division has recently established operations and secured senior staff with significant experience in this market niche. For 2004, the Division will focus on providing long term care reinsurance solutions to markets that it believes are currently underserved.

MFC 2003 Annual Report

Investment Operations

Manulife Financial’s Investment Operations manages assets for the Company’s insurance and wealth management businesses and for external third party clients. Manulife is a significant player in all the asset classes that it manages, with investment management offices located around the globe.

The Operations

The Investment Management group, operating as MFC Global Investment Management, manages investments in a wide range of asset classes and securities markets, using a variety of investment styles. The group has offices in Toronto, London, Tokyo, Hong Kong and Southeast Asia. As at December 31, 2003, MFC Global Investment Management (Canada), a division of Elliott & Page, managed assets totaling $51 billion for the Company as well as for institutional and individual investors. The London office manages $1 billion of general, segregated and mutual funds for the Company and third parties. Assets managed by the investment offices in Hong Kong and Japan total $20 billion. The Asset Origination group manages $16 billion of assets that include mortgages, real estate assets located throughout North America, private placement debt and equity investments through Manulife Capital, and oil and gas properties of NAL Resources Management Limited.

General Fund Assets

Manulife Financial’s general fund invested assets decreased to $74.5 billion as at December 31, 2003 from $77.6 billion as at December 31, 2002 as business growth was more than offset by a $7.7 billion decline due to the strengthening Canadian dollar. The goal in investing these assets is to maximize total returns while operating within the Company’s investment and risk management policies. The following table shows the composition of the Company’s general fund invested assets.

General Fund Assets

	2003		2002
As at December 31	Carrying	%	Carrying	%
(Canadian $ in millions)	value	of total	value	of total
Bonds	$42,216	57	$46,677	60
Mortgages	10,401	14	9,294	12
Stocks	5,866	8	6,898	9
Real estate	3,962	5	3,570	5
Policy loans	4,348	6	4,939	6
Cash and short-term investments	5,877	8	5,143	7
Manulife Bank loans	934	1	566	1
Other investments	861	1	475	–

Total invested assets	$74,465	100	$77,562	100

Bonds The Company’s bond portfolio represented 57 per cent of invested assets as at December 31, 2003. This portfolio is diversified by sector as well as by industry and issuer. There was no significant change in sector distribution over the year. The portfolio is monitored closely to enhance yields while optimizing the matching of asset cash flows to the estimated liability cash flows. As at December 31, 2003, 96 per cent of the portfolio was invested in securities rated investment grade (BBB and higher).

The following table shows the distribution of the bond portfolio by sector and industry.

Financial Performance

Bonds

	2003			2002
As at December 31	Carrying	% of	% Investment	Carrying	% of	% Investment
(Canadian $ in millions)	value	total	grade	value	total	grade
Government and agency	$17,252	41	99	$18,619	40	100
Financial	10,097	24	98	11,023	23	97
Telecommunications	2,325	5	83	2,860	6	84
Utilities	3,675	9	96	3,802	8	94
Energy	2,071	5	94	2,418	5	94
Industrial	1,717	4	94	2,181	5	97
Securitized (ABS/MBS)	488	1	99	966	2	99
Consumer (non-cyclical)	1,916	5	95	1,750	4	93
Consumer (cyclical)	1,071	2	82	1,232	3	84
Basic materials	405	1	82	384	1	75
Technology	278	1	89	423	1	93
Media and Internet	814	2	82	868	2	94
Other	107	–	88	151	–	94

Total	$42,216	100	96	$46,677	100	96

Mortgages and Real Estate As at December 31, 2003, mortgages represented 14 per cent of invested assets with 67 per cent of the mortgage portfolio in Canada and 33 per cent in the United States. Commercial mortgages accounted for 89 per cent of total mortgages. Mortgages increased by $1.1 billion in the year, as continued favourable conditions for commercial mortgage originations were supported by demands for this asset class for asset liability management purposes. The mortgage portfolio consists almost entirely of first mortgages and is diversified by geographic region, property type and mortgagor. Government-insured loans represented four per cent of the total mortgage portfolio. All mortgages are secured by real properties.

As at December 31, 2003, five per cent of the Company’s invested assets were held in real estate. The portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. It is diversified by geographic region and property type, with 53 per cent located in the United States, 37 per cent in Canada and 10 per cent in Asia. Commercial office properties represented 77 per cent of the portfolio, with the remainder split among industrial, retail, residential and other property classifications.

Stocks As at December 31, 2003, stocks represented eight per cent of invested assets. The portfolio consists primarily of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2003, the stock portfolio was invested 40 per cent in U.S. issuers, 27 per cent in Canadian issuers, 23 per cent in Asian issuers and 10 per cent in other issuers.

Moving Forward

Consistently achieving superior asset returns and significantly growing the wealth management business remain the two primary goals of Investment Operations. To secure superior asset returns, the strategy is to combine traditional asset management techniques with risk management expertise. A portfolio of non-traditional assets will continue to be included to enhance yields, diversify invested assets and provide a competitive advantage. To grow the wealth management business, Investment Operations will continue to build the visibility of MFC Global Investment Management, its investment management expertise and product offerings among institutional and retail prospects and clients.

The planned merger with John Hancock brings great opportunities for growth and diversification. The investment operations of both companies are complementary in terms of the range of asset classes, balance of investment portfolios and in-house expertise. It is expected that the combined operation will be able to generate revenue synergies by utilizing the skills of both organizations to optimize asset mix, and to exploit cross-marketing opportunities that exist within the Company’s global investment operations.

MFC 2003 Annual Report

Risk Management

Overview

Manulife Financial employs an integrated, enterprise-wide framework to manage all risks across the organization. The framework guides all risk-taking activities and ensures that they are aligned with the Company’s overall risk-taking philosophy as well as shareholder and customer expectations. While Manulife Financial seeks to maximize shareholder value by achieving strong growth and earning an appropriate return on capital, the Company limits the aggregate level of risk assumed and ensures it is diversified across risk types and businesses.

The enterprise risk management framework is built around four key elements: comprehensive risk governance; effective risk management policies and processes; rigorous risk exposure measurement; and risk limit management. A network of qualified risk management professionals and business managers is accountable for ensuring business operations are consistent with the Company’s risk-taking philosophy, standards and limits.

Risk Governance

The governance structure is designed to foster a strong and well-informed risk culture across the organization and to facilitate sound business decisions. The Board of Directors, through its Audit and Risk Management Committee and Conduct Review and Ethics Committee, has overall responsibility for overseeing the Company’s risk-taking activities and risk management programs.

Audit and Risk Management Committee

•	Approves and monitors compliance with key financial and operational risk policies and limits	•	Reviews trends in key risk positions and exposures and major risk-taking activities

		•	Reviews risk management practices and internal controls

Chair: External Director

Conduct Review and Ethics Committee

•	Approves code of business conduct and ethics policy	•	Reviews procedures to disclose information to customers under the Insurance Companies Act (Canada) and for dealing with customer complaints

•	Reviews procedures to resolve conflicts of interest and restrict use of confidential information

Chair: External Director

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all of Manulife Financial’s risk-taking activities and risk management programs. In carrying out these responsibilities the CEO is supported by the Chief Financial Officer and the Chief Risk Officer, who are responsible for administering the Company’s enterprise risk management program, and executive risk committees including the Corporate Risk Management Committee, Credit Committee, Global Asset Liability Committee and Product Risk Committee.

Corporate Risk Management Committee

•	Approves and monitors compliance with key financial and operational risk policies and limits	•	Endorses global risk management strategic priorities

•	Reviews key risk positions and exposure trends, risk-taking activities and risk management strategies	•	Oversees administration of the enterprise risk management framework

Chair: Chief Risk Officer

Financial Performance

Risk Management Policies and Processes

Manulife Financial’s enterprise risk management framework provides the overall infrastructure designed to ensure all new business initiatives, acquisitions and potential investments are evaluated on a consistent risk-adjusted basis and that all risks to which the Company is exposed are managed using a common set of standards and guidelines. These standards and guidelines are defined within the Company’s Enterprise Risk Policy and the risk management programs administered through the Company’s risk committees and overseen by global risk managers. These comprehensive programs incorporate a set of standard components covering the establishment, review, approval, documentation and communication of:

•	policies and limits

•	risk management accountabilities

•	delegated authorities

•	control and mitigation strategies

•	risk identification, assessment, measurement, monitoring and reporting processes

A comprehensive Risk Position Report and Risk Policy Compliance Report is presented by the Chief Risk Officer and discussed with the Corporate Risk Management Committee and the Audit and Risk Management Committee quarterly, following a formal risk identification and assessment process involving all global risk managers and division general managers. In addition, internal audits of risk controls and risk management programs are performed and independently reported to the Audit and Risk Management Committee by the Internal Auditor. Stress scenario analysis is performed as part of the Dynamic Capital Adequacy Testing process, independently reported to the Board of Directors by the Chief Actuary. Finally, prudent actuarial liabilities are established based on scenario projection models and are independently signed off by the Chief Actuary.

Risk Measurement

Individual quantitative measures are used to assess risk exposures from various financial and operational risks. In aggregate, Manulife Financial assesses its overall capital at risk using the risk-based capital required by its primary regulator, the Office of the Superintendent of Financial Institutions, the Minimum Continuing Capital and Surplus Requirements (“MCCSR”). In some situations, the Company utilizes a stochastically modeled Economic Capital at Risk measure that reflects the potential economic loss that could occur, given an outcome of extremely unfavourable scenarios, and is in the process of extending its use across the Company. The Company allocates risk-based capital to its businesses and assesses profitability relative to the allocated capital.

Risk Limit Management

Manulife Financial’s risk-taking activities are managed against an overall capacity for assuming risk, established based on the risk tolerances of the Board of Directors and management and the Company’s financial condition. This overall capacity is defined in terms of the Company’s MCCSR ratio, the ratio of its available capital to its risk-based capital requirements. Manulife Financial targets an MCCSR ratio of 200 per cent, with a 180 per cent minimum. In addition, to manage its risk profile and limit exposure to specific risks, the Company manages risk exposures against enterprise-wide limits established for various financial risks, based on the risk-specific exposure measures used to assess these risks. The Company’s risk profile is well diversified across risks and products, as shown by the makeup of our risk-based capital requirements.

MFC 2003 Annual Report

Manulife Financial uses a standard inventory of risks in all aspects of risk identification, assessment, monitoring and reporting. These risks are grouped into major risk areas, each of which is discussed below.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Manulife Financial faces many strategic and environmental challenges, including product, service and distribution competition, changing political and regulatory environments, and potential loss of reputation. The Company manages risks of a strategic nature by utilizing:

•	strategic planning and capital allocation processes incorporating thorough risk analyses, with final approval by the Board of Directors;

•	detailed business plans developed and executed by local divisional executive management;

•	operational reviews of all businesses by the CEO quarterly and by the Board of Directors annually;

•	acquisition and divestiture review processes, incorporating thorough risk analyses and controls, with final approvals by the CEO and Board of Directors; and

•	high standards for business conduct in all its operations, well communicated through the Company’s Code of Business Conduct and Ethics and published P.R.I.D.E. values.

Product Risk

Product risk is the risk of loss due to actual experience emerging differently than assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behaviour.

Product Risk Committee

•	Approves and monitors compliance with product design and pricing policies and standards

•	Reviews emerging product risk exposures and risk management strategies

•	Oversees the Individual Business Underwriting and Claims Risk Committee

        Chair: Chief Risk Officer

Manulife Financial’s product design and pricing risk is managed through a program overseen by the Product Risk Committee incorporating standards and guidelines designed to ensure the level of risk borne by the Company is within acceptable levels and is consistent with its targeted profile. The standards and guidelines cover:

•	product design

•	use of reinsurance

•	pricing methods and assumption setting

•	risk-based capital allocations

•	profit objectives

•	pricing models and software

•	stochastic and stress scenario analyses

•	required documentation

•	approval processes

•	experience monitoring programs

Designated pricing officers in each business unit are accountable for all pricing activities. The general manager and chief financial officer of each business unit approve the design and pricing of each product, ensuring the Company’s standards and guidelines are met. The Chief Risk Officer approves the introduction, or modification, of any product and related reinsurance treaty that introduces material changes in product design or risk exposure. Annual risk and compliance self-assessments and periodic internal audits are performed for all businesses to ensure compliance with standards.

The Company’s underwriting and claims risk management program incorporates underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. A global underwriting manual utilized by all businesses ensures underwriting practices are consistent across the organization while reflecting local conditions. Periodic reviews of business units ensure compliance with the standards.

Enterprise-wide, claims risk is diversified as a result of the Company’s international operations with a wide range of insured individuals and products covering varied risk events. Exposure to individual large claims is mitigated through established retention limits per insured life varying by market and jurisdiction, reviewed periodically and approved by the CEO. Coverage in excess of these limits is

Financial Performance

reinsured with other companies. The current retention limits in Canada and the U.S. are $10 million in local currency ($15 million for joint life policies). For direct written business, current retention limits are Yen 500 million in Japan and U.S. $100,000 in Hong Kong and, for assumed reinsurance, are U.S. $10 million in both Japan and Hong Kong.

Exposure to claims concentrations is mitigated through the use of geographical aggregate retention limits for certain covers and through catastrophe reinsurance covers for life and disability insurance worldwide. The Company’s catastrophe reinsurance covers losses in excess of U.S. $50 million, up to U.S. $150 million (U.S. $100 million for Japan) and covers losses due to certain terrorist activities in Canada, where the concentrations are highest.

Asset Liability and Market Risk

Asset liability and market risk is the risk of loss resulting from price volatility, interest rate changes, adverse movements in foreign currency rates, and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands.

Global Asset Liability Committee

•	Approves and monitors compliance with asset mix, interest rate risk, market risk, liquidity, foreign exchange and derivatives policies

•	Reviews key risk positions

•	Approves key investment strategies

•	Oversees divisional asset liability committee activities

        Chair: Chief Risk Officer

Manulife Financial’s asset liability and market risk management program is carried out through a network of asset liability committees, under the umbrella of the Global Asset Liability Committee. Global investment policies, approved by the Audit and Risk Management Committee, establish enterprise-wide and portfolio level targets and limits and establish delegated approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks. Actual investment positions are monitored regularly. They are reported to the asset liability committees monthly and to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.

Segmentation and Asset Mix The foundation of the asset liability and market risk management program is the segmentation of shareholders’ equity from product liabilities, the grouping of liabilities with similar characteristics, and the establishment of investment policies and goals for each segment. The investment policies and goals incorporate currency mix, asset mix, asset quality, industry mix, interest rate risk exposure and liquidity targets, and are approved by both the governing divisional asset liability committee and the Global Asset Liability Committee.

The Company invests in assets with characteristics that closely match the characteristics of the liabilities they support. Products providing interest rate guarantees for specified terms, being primarily annuity and pension products, are supported predominantly by fixed income assets, such as public bonds, private debt and mortgages. Products that allow pass-through of investment returns through adjustments in interest rates credited or benefits, such as participating whole life and universal life insurance, and policies with very long-dated liabilities with interest rate risk that cannot be fully hedged with fixed income assets, are supported by a broader range of assets, including real estate and equities. For these products, target asset mixes are established to optimize returns considering embedded minimum guarantees, return volatility, extreme tail risk, regulatory capital and management risk tolerances.

The Company uses derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and equity options, to manage interest rate, foreign currency and equity risk. The risks associated with the use of derivatives are limited by established risk management policies and procedures, including specific limits on the size of derivative transactions, authorized types of derivatives and applications, authorization limits for specific personnel, and detailed derivative strategy documentation requirements.

Interest Rate Risk Interest rate changes may result in losses if asset and liability cash flows are not closely matched with respect to timing and amount, or if there are options or minimum guarantees embedded in the liabilities. Manulife Financial employs interest rate risk management programs for each product liability segment designed to keep potential losses within acceptable limits. Policies and procedures, including delegated authorities and accountabilities for managing and monitoring interest rate risk, are clearly defined. Target asset durations or cash flow profiles are established for fixed income assets to minimize interest rate risk exposure, considering liability characteristics and holding periods for equities and real estate if held in the segment. Interest rate risk positions are held within prescribed limits. These targets are reviewed and modified with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. Actual

MFC 2003 Annual Report

asset positions are monitored against targets and rebalanced with a frequency ranging from daily to monthly, depending on the potential exposure to changes in assets and liabilities. Interest rate risk exposures are monitored and reported to the asset liability committees monthly and the Corporate Risk Management Committee and the Audit and Risk Management Committee quarterly.

The Company monitors interest rate risk exposure using a variety of measures, depending on the nature of the assets and liabilities, primarily based on projected cash flows under a variety of future interest rate scenarios. These measures include cash flow gaps, durations, key rate durations, convexity, and earnings and economic value at risk based on stochastic modeling or stress scenarios. The following table shows the potential after tax economic gain (loss) to shareholders as a result of an immediate and parallel change of one per cent in interest rates across all maturities in all markets, subject to a zero per cent interest rate floor, calculated as at December 31, 2003.

Impact on Economic Value of Interest Rate Movements

	2003		2002
As at December 31	One per cent	One per cent	One per cent	One per cent
(Canadian $ in millions)	increase	decrease	increase	decrease
Wealth Management	$17	$(20)	$(1)	$1
Insurance	154	(277)	178	(179)
Shareholders’ equity	(229)	266	(208)	224

Total	$(58)	$(31)	$(31)	$46

As at December 31, 2003, the Company’s interest rate risk exposure arose due to differences in the amount and timing of asset and liability cashflows in the insurance segments, fixed income assets held in its shareholders’ equity segment and minimum rate guarantees embedded in U.S. fixed annuities. In the Japan and Canadian Divisions’ insurance segments, assets are being held with a shorter duration than that of the liabilities to take advantage of potential interest rate increases, and are being actively managed as management’s view of future interest rates change. In addition, assets in these segments have lower convexity than those of the liabilities, resulting in greater sensitivity to an interest rate decline than to an interest rate increase.

Manulife Financial establishes actuarial reserves that are sufficient to provide for adverse deviations in future interest rates, based on a set of future interest rate scenarios prescribed under the Canadian Asset Liability Method. The actuarial reserves held by the Company as at December 31, 2003 were sufficient to provide for its liabilities, on the assumption that long maturity risk free interest rates do not fall, or remain below 4.5 per cent in Canada, 4 per cent in the U.S., 4 per cent in Hong Kong and 1.6 per cent in Japan for a prolonged period of time, and in the case of U.S. fixed annuities, that short maturity risk free interest rates do not fall more than 0.5 per cent below December 31, 2003 levels.

Equity and Real Estate Market Risk Fluctuations in equity market prices, and to a lesser extent real estate prices, may impact returns on assets held in the general fund, fee income earned on market-based funds, and liabilities associated with investment-related guarantees, primarily on variable annuities and segregated funds. The Company’s investment-related guarantees include death, maturity, income and withdrawal guarantees on variable products and segregated funds. Direct equity and real estate holdings represent a small proportion of the Company’s total assets and are held in shareholders’ equity segments or used primarily to support participating or other pass-through liabilities and long-dated liabilities. Equity holdings are diversified and managed against established targets and limits by industry type and corporate connection. Real estate holdings are diversified and managed against established limits by property type and location.

The Company manages equity risk exposure on an integrated basis, enterprise-wide. The policies and procedures established to limit the exposure to losses from equity market volatility include:

•	managing risk exposures to established aggregate limits for equity risk arising from all sources, including investment-related segregated fund and variable product guarantees, market-based fees and direct equity investments;

•	employing guidelines, incorporating specific economic capital at risk limits, for product design and pricing of products exposing the Company to equity risk;

Financial Performance

•	employing guidelines related to direct investments in equities, incorporating targeted levels and maximum limits, and actively managed asset allocation programs;

•	reinsuring investment-related guarantees where deemed effective and economical, subject to established counterparty risk limits;

•	hedging equity-related guarantees in liabilities with capital market instruments, where deemed effective and economical;

•	monitoring equity risk exposures based on earnings and economic value at risk under specific stress scenarios, and economic capital at risk based on stochastic models; and

•	monitoring the profile of investment-related guarantees embedded in variable annuity and segregated fund products.

The following table shows the potential after-tax economic loss to shareholders as a result of an immediate 10 per cent decline in the market value of direct real estate and equity holdings, calculated as at December 31, 2003.

Impact on Economic Value of a Ten Per Cent Decline in Market Values of Direct Real Estate and Equity Holdings

As at December 31
(Canadian $ in millions)	2003	2002
Direct real estate holdings	$277	$250
Direct equity holdings
Liability segments	$108	$115
Surplus	152	173

Total direct equity holdings	$260	$288

In addition, as at December 31, 2003 the potential after tax economic loss to shareholders, as a result of an immediate 10 per cent decline in the market value of variable product, segregated fund and mutual fund investments in equities is $312 million. Additional information related to investment-related guarantees on variable annuities and segregated funds is shown in the table below.

Variable Annuity and Segregated Fund Investment-Related Guarantees

			2003			2002
			Expected			Expected
As at December 31	Fund	Amount	Guarantee	Fund	Amount	Guarantee
(Canadian $ in millions)	value(1)	at risk(1)	Cost(2)	value(1)	at risk(1)	Cost(2)
Maturity/income benefits	$9,306	$745		$7,325	$1,237
Death benefits(3)	6,811	1,851		7,098	3,301

Total	$16,117	$2,596	$(166)	$14,423	$4,538	$(181)

(1)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.

(2)	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

The amount at risk represents a theoretical value only as it is not currently payable. Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The Company calculates the present value of projected future guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on stochastically modeled investment return scenarios, and considering future mortality, policy termination, and annuitization rates. The expected guarantee cost represents the average of this present value across all investment return scenarios modeled, and was negative as at December 31, 2003 and December 31, 2002.

The Company holds actuarial liabilities for guaranteed benefit payments related to variable annuities and segregated funds calculated as the present value of the projected guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on investment

MFC 2003 Annual Report

return scenarios, modeled stochastically using the same model and assumptions as described above for the expected guarantee cost. The actuarial liabilities held must be in a confidence range defined by the most adverse 40 per cent to the most adverse 20 per cent of the stochastically modeled investment return scenarios.

As at December 31, 2003 and December 31, 2002, actuarial liabilities held for these guaranteed benefit payments were $532 million and $579 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on stochastic scenarios, in aggregate, the actuarial liabilities held as at December 31, 2003 are adequate to fund the projected guaranteed benefit payments should long term equity returns, including dividends, average no more than four per cent across all businesses with such guarantees.

Where the Company holds direct equity and real estate holdings in liability segments supporting products, the actuarial liabilities include provisions to cover potential adverse deviations in their future returns, as well as a material immediate market price correction. The actuarial liabilities held as at December 31, 2003 for these products are adequate to fund policy obligations should long term equity returns, including dividends, average no more than six per cent in North America and a lower rate in Japan.

Foreign Currency Risk Manulife Financial may be exposed to losses resulting from adverse movements in foreign exchange rates due to the fact that it manages operations in many currencies and reports financial results in Canadian dollars. The Company’s foreign currency risk management program incorporates a policy of matching the currency of its assets with the currency of the liabilities these assets support. The program also incorporates a policy of generally matching the currency of its equity, up to its target MCCSR ratio, with the currency of its liabilities, to limit the impact of changes in foreign exchange rates on the Company’s MCCSR ratio. The Company holds equity in excess of its target MCCSR ratio predominantly in Canadian dollars to mitigate the impact of changes in foreign exchange rates on shareholders’ equity. The program also delineates the currencies in which the Company is authorized to transact.

The Company monitors the sensitivity of earnings and shareholders’ equity to predetermined stress scenarios regularly and also monitors its currency risk exposure relative to its policy position of matching the currency of its equity with the currency of its liabilities, against an established foreign currency Value at Risk exposure limit, based on the industry-accepted J.P. Morgan RiskMetrics methodology.

Impact on Shareholders’ Equity and Net Income of a One Per Cent Increase in the Canadian Dollar Relative to Foreign Currencies

As at December 31	Shareholders’ Equity		Net Income
(Canadian $ in millions)	2003	2002	2003	2002
U.S. dollar	$(49)	$(34)	$(9)	$(8)
Japanese yen	$(3)	$(5)	$(1)	$(2)

Liquidity Risk Manulife Financial’s global liquidity risk management program incorporates policies and procedures designed to ensure that adequate liquidity is available. These policies and procedures include managing against established minimum levels of operating and strategic liquidity by focusing on:

•	designing products to reduce the possibility of unexpected liquidity demands;

•	centrally forecasting and monitoring actual cash movements on a daily basis;

•	maintaining investment portfolios with adequate levels of marketable investments; and

•	maintaining access to other sources of liquidity such as commercial paper funding and committed standby bank credit facilities.

Financial Performance

The Company has established minimum levels for both operating and strategic liquidity measures. Operating liquidity is to be maintained at or above the level of one month’s operating cash outflows. Strategic liquidity is measured using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks discounted to reflect their convertibility to cash, net of maturing debt obligations. Under the model, actuarial liabilities are adjusted to reflect their potential for withdrawal. The Company’s policy is to maintain adjusted liquid assets at a level well above adjusted actuarial liabilities.

Strategic Liquidity

As at December 31	2003		2002
(Canadian $ in millions	Immediate	Ongoing	Immediate	Ongoing
unless otherwise stated)	scenario	scenario	scenario	scenario
Adjusted liquid assets	$47,723	$48,414	$52,463	$53,231
Adjusted actuarial liabilities	$8,596	$11,641	$9,176	$12,617
Liquidity ratio	555%	416%	572%	422%

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counter-party to fulfill its payment obligations.

Credit Committee

•	Approves and monitors compliance with credit policies

•	Actively monitors credit exposures and overall portfolio quality

•	Approves credits within tiered authority structure

•	Oversees provisioning for impaired assets

Chair: Chief Financial Officer

Manulife Financial’s credit risk management program, overseen by the Credit Committee, incorporates policies and procedures that emphasize the quality and diversification of the Company’s investment portfolio and establish criteria for the selection of counterparties and intermediaries. The policies establish exposure limits by borrower or issuer, corporate connection, quality rating, industry, and geographic region. Distinct derivative counterparty exposure limits are in place with respect to notional amounts outstanding and daily mark-to-market exposures. Specific reinsurance counter-party exposure measures and limits are in place. All counterparties are required to meet minimum credit-rating criteria.

Delegated credit approval authorities are established and approved by the Audit and Risk Management Committee. Each business unit involved with credit granting has a defined evaluation process that provides an objective assessment of credit proposals. Credit decisions are made on a case-by-case basis at a management level appropriate to the size and risk level of the transaction. All major credit decisions are referred to the Credit Committee for adjudication. The largest credits are referred to the CEO for adjudication and, in certain cases, to the Board of Directors.

Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to the credit quality are identified, and where appropriate, corrective actions taken. Prompt identification of problem credits is a key objective. A centralized list of problem and potential problem credits is maintained by Credit Risk Management, which provides an independent credit risk oversight function. The Credit Committee reviews credits on the list regularly.

An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to net realizable value at the time of recognition of impairment. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, the Company remains conservatively provisioned for credit losses overall and the level of impaired assets continues to be very low. Actuarial liabilities also include general provisions for credit losses from future asset impairments. These are set conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. The Company monitors a variety of aggregate credit risk exposure measures, as shown in the table on the following page.

MFC 2003 Annual Report

Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2003	2002
Net impaired assets	$139	$123
Net impaired assets as a per cent of total invested assets	0.19%	0.16%
Allowance for impairment	$230	$290
Provision for future credit losses included in actuarial liabilities	$1,574	$1,699
Performing assets coverage ratio(1)	4.10%	4.27%
Impaired assets coverage ratio(1)	489%	482%

(1)	Performing assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities less gross impaired assets, as a per cent of total mortgages and non-government bonds less gross impaired assets. Impaired assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities, as a per cent of gross impaired assets.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.

Manulife Financial’s operational risk management programs seek to minimize exposure by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the Company. The Company uses an established program of comprehensive risk self-assessments in conjunction with independent internal audits to monitor and assess inherent operational risks and the effectiveness of internal controls. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. Both the internal and external auditors report independently to the Audit and Risk Management Committee on the findings of their audits. Established global risk management programs for potential high risks, including business interruption, technology management, information security and privacy, and regulatory compliance, ensure risk controls are effective enterprise-wide.

A global business continuity program is in place to ensure key business functions can continue and normal operations can resume effectively and efficiently in the event of a major disruption. The program incorporates periodic scenario analysis to validate the assessment of both critical and noncritical units and the establishment and testing of appropriate business continuity plans for all key units. Off-site backup facilities are available to minimize recovery time. Systems-related risks are managed through a rigorous systems development protocol, global information security programs, and comprehensive policies and procedures for managing outsourcing arrangements.

The Company’s regulatory compliance management program facilitates compliance with regulatory obligations worldwide, ensuring awareness of the laws and regulations that affect the Company and the risks associated with failing to comply. The program covers a broad range of regulations impacting product design, financial reporting, investment activities, employment practices, underwriting and claims processing, and sales and marketing practices. The program includes processes for assessing risks and monitoring compliance with related obligations.

Financial Performance

Critical Accounting Policies

The Company’s significant accounting policies are described in Note 1 to the consolidated financial statements on page 42. Certain of these accounting policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes of life insurance companies relate to the provisioning for asset impairment and the determination of actuarial liabilities as described in Notes 3 and 4 to the consolidated financial statements, respectively.

Allowance for Asset Impairment

The allowance for credit losses adjusts the value of assets to reflect their estimated realizable value. In assessing the estimated realizable value, the Company must rely on estimates. Judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.

Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk on page 32.

Actuarial Liabilities

Actuarial liabilities have two major components: a best estimate reserve and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty related to existing policy liabilities.

Best estimate reserve assumptions are made for the lifetime of the policies and include assumptions related to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. To recognize the uncertainty that is involved in establishing these best estimate reserve assumptions, the Appointed Actuary is required to include a margin in each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits. The impact of these margins is to increase actuarial liabilities and decrease the income that would have been recognized at inception of the policy.

The Appointed Actuary is responsible for ensuring that the assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that such actuarial liabilities will be adequate to meet the Company’s future obligations under insurance and annuity contracts at each valuation date. Assumptions are regularly reviewed and updated where appropriate.

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

Contractual Obligations

As at December 31, 2003
Payments due by period		Less than	1 – 3	4 – 5	After 5
(Canadian $ in millions)	Total	1 year	years	years	years
Debt	$1,123	$—	$323	$—	$800
Capital Trust Securities	1,650	—	—	—	1,650
Purchase obligations	829	141	237	193	258
Operating leases	133	26	73	30	4
Other	75	3	7	5	60

Total contractual obligations	$3,810	$170	$640	$228	$2,772

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2003, there were $507 million of investment commitments, of which $438 million matures within one year and $69 million matures within one to three years.

MFC 2003 Annual Report